UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025
Commission File Number 001-41943

Amer Sports, Inc.
(Translation of registrant’s name into English)

Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman, KY1-1111
Cayman Islands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F ()

EXPLANATORY NOTE

On March 26, 2025, Amer Sports, Inc. (the “Company”) published a notice of the Company’s annual general shareholders’ meeting. The annual general shareholders’ meeting will be held on May 8, 2025 at 9:00 a.m., New York time (ET) virtually via live webcast (audio and video). Shareholders will also be able to vote their shares online by attending the annual general shareholders’ meeting via this webcast.

EXHIBIT INDEX

The following exhibits are furnished as part of this Report on Form 6-K:

Exhibit No.	Description
99.1	Notice of 2025 Annual General Meeting
99.2	Proxy Statement
99.3	Form of Proxy Card

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunder.

Amer Sports, Inc.

By:	/s/ Andrew E. Page
Andrew E. Page Chief Financial Officer

Date:  March 26, 2025